July 3, 2025

David Mann
President and Chief Executive Officer
Franklin Solana Trust
c/o Franklin Holdings, LLC
One Franklin Parkway
San Mateo, CA 94403-1906

       Re: Franklin Solana Trust
           Amendment 1 to Registration Statement on Form S-1
           Filed June 13, 2025
           File No. 333-285121
Dear David Mann:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
General

1. To the extent that you intend to use a fact sheet, please provide us a copy for our review.
2. We note that you intend to implement a staking program. Once known, please revise to include a materially complete description of the policies and procedures for how your staking program will operate and disclose the material terms of the agreement with the Staking Provider(s). In addition, please update various sections of
       your prospectus to address how staking will impact the Trust's operations, including the form of consideration the staking rewards will take, the percentage of the Trust's assets you will stake, how the staking rewards will be allocated between the Trust and the Staking Provider(s), how you will use the staking rewards proceeds, the risk management practices you refer to on page 36 that the Sponsor will undertake to
 July 3, 2025
Page 2

       manage liquidity risk, and any other staking-related risks, including risks your staking program poses to an effective arbitrage mechanism. Please also identify the Staking
       Provider(s) and file the related agreement as an exhibit if required by
Item 601 of
       Regulation S-K.
3. You state that the Trust's investment objective is to seek to provide exposure to the value of Solana held by the Trust, less the expenses of the Trust's operations and other liabilities. Please revise to clarify whether your plans to earn rewards by staking a portion of your Solana are part of your investment objective.
Statement Regarding Forward-Looking Statements, page v

4. We note your disclosure that "[n]one of the Trust, the Fund, the Sponsor, or the
       Trustee or their respective affiliates is under a duty to update any of the forward-
       looking statements to conform such statements to actual results or to a change in the
       Sponsor's expectations or predictions." Please revise to qualify this statement by clarifying, if accurate, that you have a duty to update as required by applicable laws.
Prospectus Summary
Emerging Growth Company Status, page 8

5. Please clearly disclose whether you intend to take advantage of the extended transition period for adopting new or revised accounting standards under the JOBS
Act.
Risk Factors
Risk Factors Related to Digital Assets
The trading prices of many digital assets, page 19

6. Please discuss, if known, the reasons for the periods of extreme volatility of SOL, and describe any unique features of SOL that may make it more susceptible to extreme volatility or otherwise not correlate to trends in the broader crypto asset markets.
In the event of a hard fork of the Solana Network, page 34

7.     We note your disclosure that in the event of a hard fork of the Solana
Network,
       the Sponsor will, if permitted by the terms of the Trust Agreement, use its discretion to determine which network should be considered the appropriate network for the Trust's purposes. In an appropriate section of the prospectus, please disclose the Sponsor's policies and procedures for making this determination. Validators may suffer losses due to staking, or staking may prove unattractive to validators, page 36

8. We note your disclosure here and throughout the prospectus that the Fund may be subject to "slashing" penalties. To provide context, please also disclose the number of times that slashing has been applied on the Solana Network.
9. We note your disclosure that "unstaking can take from one to several epochs to complete" and that "[a]n epoch is approximately two days long on the Solana
       Network." Please revise your disclosure to more specifically describe the time it typically takes to unstake SOL.
 July 3, 2025
Page 3

Risk Factors Related to the Fund and Shares
If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, page 54

10. Please add risk factor disclosure regarding the possibility that the Trust could become unable to timely meet excessive redemption requests in amounts that are greater than the portion of the Trust's SOL that remains un-staked, to the extent applicable.
Use of Proceeds, page 84

11. To the extent applicable, please revise your disclosure to address how you will use the proceeds received by the Trust for staking.
Overview of the Solana Industry, page 84

12. Where appropriate, please expand your disclosure to also address the number of
       DApps currently built on the Solana Network.
Proof-of-Stake Process, page 88

13. Please revise to expand your explanation of how the reward system for SOL validators works, including but not limited to:
           How the staking rewards are calculated;
           The historical range of rewards due to differing levels of network congestion; and
           The reward frequencies.
Business of the Fund
Valuation of Solana; The CF Benchmark Index, page 99

14. We note that you reference "the three Constituent Platforms" but include four
       Constituent Platforms in the tables below these references on page 102. Please revise your disclosure for consistency, or advise.
15. Please describe the material terms of any license agreement that the Index
       Administrator and the Sponsor have entered into relating to the use of CF Benchmarks
       Index, including the obligations of each party and the term and termination provisions. Please also file the agreement as an exhibit to your registration statement if required by Item 601 of Regulation S-K. To the extent you have a license agreement with a Secondary Index, please provide the same information for the Secondary
       Index.
U.S. Federal Income Tax Consequences, page 149

16. We note that your discussion of tax consequences is based on the assumption that the
       Fund will be treated as a grantor trust for U.S. federal income tax purposes. Please revise to provide an opinion as to the tax consequences and describe the reasons for and level of any uncertainty associated with grantor trust status. In addition, please revise this section and your risk factors to address the tax consequences of the Fund's staking program.
 July 3, 2025
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Rolf Sundwall at 202-551-3105 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Justin Dobbie at 202-551-3469 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets